

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2014

Via E-mail
Gregory J. Macfarlane
Chief Financial Officer
H&R Block, Inc.
One H&R Block Way
Kansas City, MO 64105

RE: H&R Block, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2013
Filed June 26, 2013
File No. 1-06089

Dear Mr. Macfarlane:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2013

Note 16. Variable Interests, page 70

We note that as of April 30, 2013, you had no significant assets or liabilities included in the consolidated balance sheets related to SCC's variable interests in the Trust. You also state that you have no remaining exposure to economic loss arising from impairment of SCC's beneficial interest in the Trusts. Please tell us in more detail the facts that support your conclusion that you have no remaining exposure to economic loss.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Mr. Scott W. Andreasen
        Vice President and Secretary